June 13, 2017

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Mail Stop 3233

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Tom Kluck, Legal Branch Chief
Stacie Gorman

Re:	Boston Omaha Corporation
Registration Statement Filed on Form S-1
Registration No. 333-216040

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, we wish to advise you that we have distributed approximately 675 copies of the Preliminary Prospectus dated June 5, 2017 through the date hereof, to underwriters, dealers, institutions and others.

We will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 Eastern Time, on June 15, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Alexander Chefetz
	Name:	Alexander Chefetz
	Title:	Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]